Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December, 2009
(Commission File No. 000-24876)

TELUS CORPORATION
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

 This Form 6-K consists of the following press release :

News Release

December 1, 2009

TELUS plans to early redeem US$ 8% Notes due June 1, 2011

Vancouver, BC. - TELUS Corporation (TSX: T, T.A; NYSE: TU), announced today its intention to exercise its early redemption option and to partially redeem up to 30% of its US$1.945 billion outstanding 8% Notes due June 1, 2011 (CUSIP No. 87971MAC7). The redemption price will be based on the Adjusted United States Treasury Yield, as provided in the trust indenture pursuant to which such Notes were issued in May 2001. Note holders will also receive accrued interest to the redemption date.

TELUS plans to finance the partial redemption through a new debt issue and/or funds available under its existing credit facilities. Unanticipated developments or circumstances beyond TELUS' control could affect its intended redemption of the Notes and there is no assurance that the redemption will be completed. TELUS will only become obligated to complete the redemption once it gives notice of redemption in accordance with the governing trust indenture. TELUS will make an announcement as to the principal amount of the Notes to be redeemed and the redemption date when it gives notice of redemption.

This news release is for informational purposes only and does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities.

About TELUS
TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.6 billion of annual revenue and 11.9 million customer connections including 6.4 million wireless subscribers, 4.1 million wireline network access lines, and 1.2 million Internet subscribers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Nine TELUS Community Boards across Canada lead our local philanthropic initiatives.

Forward Looking Statements
This news release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events, including the completion of the redemption of the 8% Notes due June 1, 2011, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS' reports, public disclosure documents including Management's discussion and analysis, Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States.

For more information, please contact:

Robert Mitchell
TELUS Investor Relations
416-279-3219
ir@telus.com

Jim Johannsson
TELUS Media Relations
(780) 493-6197
Jim.johannson@telus.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 2, 2009

TELUS CORPORATION

By:	/s/ Audrey T. Ho
	Name:	Audrey T. Ho
	Title:	Senior Vice President,
Chief General Counsel and Corporate Secretary